                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              United Medicorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    910852201
                                 (CUSIP Number)

                               Danniel E. Stevens
                         Stevens Financial Group, L.L.C.
                         495 N. Commons Drive, Suite 103
                             Aurora, Illinois 60504

                                 with a copy to:

                                Jeffrey M. Weiner
                                DLA Piper US LLP*
                     1999 Avenue of the Stars, Fourth Floor
                       Los Angeles, California 90067-6022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*    As counsel solely to Danniel E. Stevens and Stevens Financial Group, L.L.C.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Stevens Financial Group, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,733,100 (including 3,800,000 Shares issuable upon exercise of a warrant to purchase Shares)
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          470,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            9,733,100 (including 3,800,000 Shares issuable upon exercise of a warrant to purchase Shares)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    470,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 10,203,100 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 28.0%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO (limited liability company)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Danniel E. Stevens
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    10,198,100 (including 3,800,000 Shares issuable upon
                    exercise of a warrant to purchase Shares)
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          6,398,100
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            5,000

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,198,100 (including 3,800,000 Shares issuable upon exercise of a warrant to purchase Shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 10,203,100 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 28.0%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Robert Moton
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          450,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    450,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 450,000 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 1.4%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Jacquelyn Marie Lee-Stevens
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          15,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 15,000 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: Less than 0.1%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Sondra Bell
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          60,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    60,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 60,000 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 0.2%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Cleston Lord
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    195,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          60,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            195,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    60,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 255,000 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 0.8%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Robert Clouse
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [X]
          (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    186,250
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            186,250
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 186,250 shares
     For the group filing on this Schedule 13D: 10,644,350 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 0.6%*
     For the group filing on this Schedule 13D: 29.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to Stevens Financial Group, L.L.C. on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to Stevens Financial Group, L.L.C. by the Issuer on November 1, 2006.

ITEM 1. SECURITY AND ISSUER.

          This Amendment No. 2 to Schedule 13D hereby amends and supplements the statement of beneficial ownership on Schedule 13D initially filed by (i) Stevens Financial Group, L.L.C., an Illinois limited liability company ("SFG"), (ii) Danniel E. Stevens, a citizen of the United States, (iii) Robert Moton, a citizen of the United States, (iv) Jacquelyn Marie Lee-Stevens, a citizen of the United States, (v) Sondra Bell, a citizen of the United States, (vi) Cleston Lord, a citizen of the United States and (vii) Robert Clouse, a citizen of the United States (collectively the "Reporting Parties") on June 19, 2006 (the "Original Filing"), relating to the common stock, $0.01 par value (the "Shares"), of United Medicorp, Inc., a Delaware corporation (the "Issuer").

ITEM 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

          The Reporting Parties are filing this schedule together because they may be deemed to be a "group" (as defined in the rules and regulations promulgated by the Securities and Exchange Commission under section 13(d) of the Securities Exchange Act of 1934, as amended) by reason of: (a) personal, familial and business relations between and among them, specifically the fact that (i) Mr. Lord is the Vice President of SFG, (ii) Ms. Bell is Mr. Lord's mother and has given Mr. Lord the authority to acquire, dispose and vote securities held in her name, (iii) Mr. Moton is Mr. Stevens' father and has granted Mr. Stevens the power to acquire, dispose and vote securities held in his name, (iv) Ms. Lee-Stevens is Mr. Stevens' wife and has granted Mr. Stevens the power to acquire, dispose and vote securities held in her name and (v) Mr. Clouse is a friend of Mr. Stevens; and (b) the fact that they have, on occasion in the past, discussed their common view that the Shares represent an attractive investment opportunity for each of them and they may have similar discussions in the future.

          The Reporting Parties have acquired and hold their shares for investment purposes. One or more of them may in the future acquire additional Shares, subject to market conditions and other considerations they deem relevant. Also based on the same considerations, the Reporting Parties may dispose of Shares.

          On November 1, 2006, SFG entered into a Note and Warrant Purchase Agreement (the Agreement") with the Issuer pursuant to which (i) SFG made a secured loan to the Issuer of $76,000 (ii) the Issuer issued SFG a secured promissory note in the principal amount of $76,000 maturing December 1, 2006 with an interest rate of 15% per annum (the "Note"); (iii) the Issuer issued SFG a warrant to purchase 3,800,000 Shares with an exercise price of $0.01 per Share expiring on November 1, 2011 (the "Warrant"); and (iv) the Issuer issued SFG 1,923,100 Shares as payment of expenses incurred by SFG in the negotiation of the Agreement and the other transaction documents contemplated thereby. On November 1, 2006, pursuant to the terms of the Agreement (x) SFG and the Issuer entered into a Security Agreement and a Deed of Trust securing the Issuer's obligations under the Note by giving SFG a security interest in all of the Issuer's personal and real property; and (y) United Moneycorp, Inc. ("UMY"), a wholly-owned subsidiary of the Issuer, executed a Guaranty in favor of SFG guaranteeing the obligations of the Issuer under the Note and granting SFG a security interest in the personal property of UMY.

          Any future decision that the Reporting Persons make regarding future sales and purchases of Shares in the open market will take into account the nature and extent of confidential information concerning the Issuer any of the Reporting Persons may have received in connection with the negotiation of and entry into the Agreement and the related transaction documents.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          (a) As of the close of business on November 1, 2006, SFG and Mr. Stevens may each be deemed to beneficially own 10,203,100 Shares representing approximately 28% of the Issuer's outstanding Shares (based upon (i) 30,768,550 Shares stated to be outstanding as of July 31, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on August 21, 2006, (ii) 1,923,100 Shares issued to SFG on November 1, 2006, and (iii) 3,800,000 warrants to purchase Shares granted to SFG by the Issuer on November 1, 2006, collectively, the "Shares Outstanding"). Of these Shares, SFG and Mr. Stevens directly own, or have the right to acquire, 9,733,100 and 5,000 Shares, respectively, which represent approximately 28.0% and less than 0.1% of the Issuer's outstanding Shares, respectively (based on the Shares Outstanding). Mr. Stevens may be deemed for certain purposes to share beneficial ownership of 465,000 Shares owned by Ms. Lee-Stevens and Mr. Moton by reason of the understandings and relationships described in Item 6. By virtue of Mr. Stevens' relationship with SFG (as disclosed in Item 2), SFG may be deemed to share beneficial ownership of the 465,000 Shares owned by Ms. Lee-Stevens and Mr. Moton. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by any of the other Reporting Persons for any purpose except to the extent specifically set forth above.

          (b) SFG and Mr. Stevens may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of 5,933,100 and 5,000 Shares, respectively (not including the Warrant issued to SFG which has not been exercised to date). Mr. Stevens and SFG each may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of (i) 450,000 Shares owned by Robert H. Moton and (ii) 15,000 Shares owned by Jacquelyn Marie Lee-Stevens. Mr. Lord may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of 60,000 Shares owned by Sondra Bell in addition to 195,000 Shares owned directly by Mr. Lord. Mr. Clouse has sole dispositive and voting power of 186,250 Shares.

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Parties. All such transactions were effected in the open market and the table includes commissions paid.

REPORTING PARTY/OWNER       DATE     NO. OF SHARES PURCHASED   PRICE PER SHARE
---------------------     --------   -----------------------   ---------------
Sondra Bell               09/08/06            20,000              0.0150
Cleston Lord              09/14/06            10,000              0.0150
Stevens Financial Group    11/1/06         1,923,100              0.0130(1)
Stevens Financial Group    11/1/06         3,800,000(2)           0.0100

(1) The 1,923,100 Shares issued to SFG was calculated by dividing the expenses of $25,000 to be reimbursed to SFG under the Agreement by a per Share price of $0.013 and rounding up.

(2) Warrant to purchase 3,800,000 Shares at an exercise price of $0.01 per share. Please see Item 4.

          (d) None.

          (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          1.   Joint Filing Agreement*

          2.   Powers of Attorney*

          3.1 Note and Warrant Purchase Agreement dated as of November 1, 2006 by and between SFG and the Issuer

          3.2 Secured Promissory Note dated November 1, 2006 made by Issuer in favor of SFG

          3.3  Warrant dated November 1, 2006 made by Issuer in favor of SFG

          3.4 Security Agreement dated as of November 1, 2006 by and between SFG and the Issuer

          3.5 Deed of Trust dated November 1, 2006 made by Issuer in favor of SFG

          3.6  Guaranty dated November 1, 2006 made by UMY in favor of SFG

*    Previously filed as an exhibit to the Original Filing.

SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2006


                                        By: /s/ Danniel E. Stevens
                                            ------------------------------------
                                        Name: Danniel E. Stevens


                                        STEVENS FINANCIAL GROUP, L.L.C.


                                        By: /s/ Danniel E. Stevens
                                            ------------------------------------
                                        Name: Danniel E. Stevens
                                        Its:  Managing Member


                                        By: /s/ Danniel E. Stevens
                                            ------------------------------------
                                            Danniel E. Stevens
                                            As Attorney-in-Fact for Robert
                                            Moton,
                                            Jacquelyn Marie Lee-Stevens, Sondra
                                            Bell, Cleston Lord and Robert Clouse